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March 27, 2020

VIA E-mail

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Joshua Shainess, Esq.
Special Counsel
Office of Mergers and Acquisitions

Re:	TEGNA Inc.
Response to SEC Letter, dated March 26, 2020 File No. 001-06961

Dear Mr. Shainess:

We refer to your letter, dated March 26, 2020, with comments to the revised preliminary proxy statement on Schedule 14A filed on March 25, 2020 by Standard General L.P. (“Standard General”). Please see below our responses to your comments.  Where indicated in our responses, Standard General has addressed the Staff’s comments in the revised preliminary proxy statement filed today.

Background of the Solicitation, page 4

1. We note your disclosure that “Standard General expected the TEGNA Board, consistent with its fiduciary responsibility to maximize the value of shareholders’ investment, to pursue these offers vigorously and to give interested parties access to due diligence to enable those parties the opportunity to develop their offers for the Company.” Please revise your disclosure to state the legal basis for your conclusion regarding how the board would need to act to fulfill its fiduciary obligations in connection with any offers reported by the media.

We have revised the disclosure at page 7 of the proxy statement to state that:

“Standard General urged the TEGNA Board to pursue these offers vigorously and to give interested parties access to due diligence to enable those parties the opportunity to develop their offers for the Company.”

As discussed with the Staff, there are reported to be multiple offers for TEGNA from credible buyers at $20 per share. TEGNA would likely trade at close to $10 per share in the current environment absent these proposals. While, as a matter of Delaware law, directors have the obligation to act on an informed basis and consider all material information reasonably available in making decisions (see, e.g.,  Aronson v. Lewis, 473 A. 2d 805, the Delaware Supreme Court’s seminal articulation of the directors’ duty of care and the duty to be informed), we have revised the disclosure to delete any suggestion that Standard General has reached a legal conclusion as to what actions are required to fulfill the board’s fiduciary obligations.

Matters to be Considered at the Annual Meeting, page 11

2. We note your response to prior comment 11 and that you are “soliciting proxies to be used at the Annual Meeting for the election of each of the Standard General Nominees and certain nominees of the Company.” Please revise this disclosure and the information on your form of proxy to comply with Rule 14a-4(d)(ii). Please be advised that to the extent Standard General is seeking authority to vote for nominees named in TEGNA’s proxy statement, Standard General must represent that it will vote for all the registrant nominees, other than those registrant nominees specified by Standard General. You may not solicit proxies for persons who have not consented to be named and to serve, if elected, on your proxy statement and proxy card.

We have revised the disclosure throughout the proxy statement to state that Standard General is seeking authority to vote for the nominees named in TEGNA’s proxy statement, other than those registrant nominees specified by Standard General. We have revised the proxy card to state that Standard General will vote for all the registrant nominees, other than those registrant nominees specified by Standard General. Please note that the proxy statement and proxy card clearly state that “There is no assurance that any of the Company’s nominees will serve as directors if the Standard General Nominees are elected.”

We respectfully note that, with the modifications described in the preceding paragraph, the proxy statement and proxy card comply with each of the requirements of Rule 14a-4(d)(4)(i) through (iv).

3. We note your disclosures here and in the form of proxy that each of the directors has consented to being named as a nominee “and has confirmed his or her willingness to serve on the Board of Directors if elected.” Please revise this disclosure to adhere to the language set forth in Rule 14a-4(d)(1). For example, state that each of the directors has consented to being named in the proxy statement and to serve if elected.

We have revised the disclosure in the proxy statement and proxy card to state that each of the Standard General Nominees has consented to being named in the proxy statement and to serve if elected.

Please contact Warren de Wied at (212) 859-8296 or Phil Richter at (212) 859-8763 if you have any questions regarding this letter.

Very truly yours,

/s/ Warren de Wied
Warren de Wied

CC:	Gail Steiner
Partner, General Counsel and Chief Compliance Officer
Standard General L.P.

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